May 30, 2025

Johnny Cheng
Chief Financial Officer
HUTCHMED (China) Limited
48th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

       Re: HUTCHMED (China) Limited
           Form 20-F for Fiscal Year Ended December 31, 2024
           Response dated May 27, 2025
           File No. 001-37710
Dear Johnny Cheng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences